

June 1, 2011

Henri Harland
Neptune Technologies & Bioressources, Inc.
225 Promenade du Centropolis, Suite 200
Laval, Quebec
H7T 0B3

      Re: Neptune Technologies & Bioressources, Inc.
             Form 20-F
             Filed August 31, 2010
             File No. 001-33526

Dear Mr. Harland:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            Jeffrey P. Riedler
                            Assistant Director